Keros Therapeutics, Inc.
1050 Waltham Street, Suite 302
Lexington, Massachusetts 02421
September 11, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Delaying Amendment for Keros Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-298854)
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-3 (File No. 333-298854) filed with the Securities and Exchange Commission (the “Commission”) by Keros Therapeutics, Inc. on September 10, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.”
No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel, Cooley LLP, Attention: Ryan S. Sansom (+1 617 937 2335), email: rsansom@cooley.com or, in his absence, Minkyu Park (+1 212 479 6588), email: Minkyu.Park@cooley.com.
Sincerely,

KEROS THERAPEUTICS, INC.

By:	/s/ Jasbir Seehra
Name:	Jasbir Seehra
Title:	President and Chief Executive Officer

cc:	Ryan S. Sansom, Cooley LLP
Minkyu Park, Cooley LLP